Mail Stop 3628
                                                                 September 24,
2018

    Charles Y. Lee
    President and Chief Executive Officer
    Credit Suisse Commercial Mortgage Securities Corp.
    11 Madison Avenue
    New York, New York 10010

            Re: Credit Suisse Commercial Mortgage Securities Corp. Registration Statement on Form SF-3
                    Filed August 28, 2018
                    File No. 333-227081

    Dear Mr. Lee:

           We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

           Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

           After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

    Form of Prospectus

    Pooling and Servicing Agreement

    The Asset Representations Reviewer--Asset Review--Asset Review Trigger, page 302

        1. In discussing the appropriateness of your asset review trigger, you refer to prior pools of commercial mortgage loans for which Column Financial, Inc. (or its predecessors) was a sponsor in a public offering of CMBS, and you include a placeholder on page 303 for
           "the highest percentage of loans that were delinquent at least 60 days at the end of any
           [reporting period] between January 1, 2010 and [INSERT A DATE NO LATER THAN
           135 DAYS OF THE DATE OF FIRST USE OF THE PROSPECTUS]." However, your recent Rule 424 prospectuses (e.g., CSAIL 2018-CX11 Commercial
Mortgage Trust)
           instead disclose the highest delinquency rate for reporting periods occurring during the most recent four to five calendar years. Please confirm that you intend to use a fixed start
 Charles Y. Lee
Credit Suisse Commercial Mortgage Securities Corp.
September 24, 2018
Page 2

       date of January 1, 2010 in your Rule 424 prospectuses going forward, or revise your form of prospectus to reflect the reporting periods for which you intend to disclose the highest delinquency rate.

The Asset Representations Reviewer--Asset Review--Review Materials, page 304

    2. Your description of the review materials to be provided to the asset representations reviewer deviates significantly from the corresponding disclosure in your recent Rule 424 prospectuses (e.g., CSAIL 2018-CX11 Commercial Mortgage Trust). Please revise your form of prospectus to reflect the disclosure that you intend to include in your Rule 424 prospectuses going forward, or confirm that you intend to conform your future Rule 424 prospectuses to the disclosure in your form of prospectus.

Dispute Resolution Provisions, page 318

    3. We noted various changes to the dispute resolution provisions in your recent Rule 424 prospectuses that are not included in your form of prospectus. For example, the Rule 424 prospectus for CSAIL 2018-CX11 Commercial Mortgage Trust includes additional disclosure indicating that, upon the occurrence of a resolution failure with respect to a repurchase request, certificateholders will be polled about whether they agree or disagree with the enforcing servicer's proposed course of action, and describing the steps to be undertaken by the certificate administrator in respect of responses from certificateholders.
       Please revise your form of prospectus to include any such disclosure that you intend to include in your Rule 424 prospectuses going forward, or confirm that you intend to conform your future Rule 424 prospectuses to the disclosure in your form of prospectus.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Charles Y. Lee
Credit Suisse Commercial Mortgage Securities Corp.
September 24, 2018
Page 3

      You may contact Benjamin Meeks, Special Counsel, at (202) 551-7146 or me at (202)
551-3262 if you have any questions.

                                                       Sincerely,

                                                       /s/ Arthur C. Sandel

                                                       Arthur C. Sandel
                                                       Special Counsel
                                                       Office of Structured
Finance


cc:    Robert Kim
       Cadwalader, Wickersham & Taft LLP

       Kahn Hobbs
       Cadwalader, Wickersham & Taft LLP